Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel:  +91 40 4900 2900

Fax: +91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

June 17, 2016

The Secretary / Executive Director

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub:	Appointment of Mr. Hans Peter Hasler as an Additional Director, categorized as Independent on the Board of the Company

This is to inform you that Mr. Hans Peter Hasler has been appointed as an Additional Director, categorized as Independent on the Board of Dr. Reddy’s Laboratories Limited, effective June 17, 2016.

Mr. Hans Peter Hasler is the Principal of HPH Management GmbH, Küssnacht, Switzerland, the Chairman of HBM Healthcare Investments AG in Zug since June 2009 and Founder of Vicarius Pharma Limited AG, in Switzerland. He is also the Chairman of the Board of Medical Imaging Analysis Center (MIAC) of the University Hospital, Basel, a non-profit organization, since December 2012 and a Director on the Board of Patheon Inc., USA and AOP Orphan Pharmaceuticals, Austria.

Mr. Hasler holds a Federal Swiss Commercial Diploma from Canton of Bern, Switzerland (Kaufmann) and Diploma in Business Management from Swiss Institute of Business, Zurich.

Mr. Hasler is an experienced Pharma and Biotech Executive and has an international track record and in-depth operational, commercial and general management expertise. He also acts as top-level advisor to the life-science industry. In his career, he has managed the growth of leading players in the pharmaceutical industry and successfully launched several blockbuster drugs.

He was the Chief Operating Officer of Biogen Idefac Inc., Cambridge/USA between 2001 and mid-2009. He also spearheaded various leadership positions in an executive role including Head of Biogen’s International Business.

Between 1993 and 2001, he held various positions in Wyeth such as Managing Director of Wyeth (Switzerland, Austria and Eastern Central Europe); Managing Director of Wyeth Group (Germany) and Senior Vice President of Global Marketing and Chief Marketing Officer at Wyeth’s Headquarters in Philadelphia/USA.

This is for your information and records.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary